SEC FILE NUMBER 001-37660
CUSIP NUMBER 05351W 103

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Avangrid, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

180 Marsh Hill Road

Address of Principal Executive Office (Street and Number)

Orange, Connecticut 06477

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Avangrid, Inc. (the “Registrant”) was unable to timely file with the Securities and Exchange Commission (the “Commission”) its Annual Report on Form 10-K for the year ended December 31, 2017 by the prescribed due date without unreasonable effort or expense. The Registrant requires additional time to prepare its accounting records, schedules, internal controls over financial reporting, and management’s evaluation thereof due to a combination of factors relating to certain income tax matters, including the impact of the Tax Cuts and Jobs Act of 2017 enacted by the U.S. federal government on December 22, 2017. The Registrant anticipates that the Form 10-K for the year ended December 31, 2017 will be filed as soon as practicable and prior to the fifteenth calendar day following the prescribed due date pursuant to Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

R. Scott Mahoney	(207)	629-1200
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On February 20, 2018, the Registrant issued a press release announcing its preliminary financial results for the year ended December 31, 2017. The Registrant reported consolidated U.S. GAAP net income of $381 million, or $1.23 per share, for the year ended December 31, 2017, compared to $632 million, or $2.04 per share, for the same period in 2016. A copy of that press release was furnished by the Registrant as an exhibit to the Registrant’s Current Report on Form 8-K filed with the Commission on February 20, 2018, as amended by Amendment No 1. on Form 8-K/A filed with the Commission on February 22, 2018.

Avangrid, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 2, 2018	By:	/s/ Richard J. Nicholas
Name: Richard J. Nicholas
Title: Senior Vice President – Chief Financial Officer